Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Name	Jurisdiction of Formation
Hanryu Bank Co., Ltd.*	Republic of Korea
Hanryu Times Co., Ltd.	Republic of Korea
FNS Co., Ltd.	Republic of Korea
Marine Island Co., Ltd.	Republic of Korea
Fantoo Entertainment Co., Ltd.	Republic of Korea
K-Commerce Co., Ltd.**	Republic of Korea

*	Direct subsidiary

**	Registrant owns less than 100% of the ownership interests in this entity